UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

MULTI-FINELINE ELECTRONIX, INC.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

62541B101
(CUSIP Number)

Wong Hein Jee
12 Ang Mo Kio Street 64
#01-01 UE BizHub Central
Singapore 569088
+65-6818 8386
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 62541B101	Page 2 of 7 Pages

1.	Names of Reporting Persons.

United Engineers Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of	7.	Sole Voting Power	0
Shares Beneficially	8.	Shared Voting Power	14,817,052
Owned by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	14,817,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,817,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No: 62541B101	Page 3 of 7 Pages

1.	Names of Reporting Persons.

UE Centennial Venture Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of	7.	Sole Voting Power	0
Shares Beneficially	8.	Shared Voting Power	14,817,052
Owned by Each Reporting	9.	Sole Dispositive Power	0
Persons With	10.	Shared Dispositive Power	14,817,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,817,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.1%

14.	Type of Reporting Person: HC

SCHEDULE 13D

Page 4 of 7 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, $0.0001 par value per share (the “Shares”), of Multi-Fineline Electronix, Inc. (the “Issuer”), a Delaware corporation whose principal executive offices are located at 8659 Research Drive, Irvine, California 92618.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) United Engineers Limited (“UEL”), and (ii) UE Centennial Venture Pte. Ltd. (“UECV”), a wholly-owned subsidiary of UEL. As discussed in Item 4 herein, the Reporting Persons owned or had agreed to acquire, via mandatory conditional cash offers, more than 50% of the ordinary stock units (the “Stock Units”) of WBL Corporation Limited (“WBL”) and thus may be deemed to indirectly beneficially own the Shares beneficially owned by WBL as of May 16, 2013.

The address of the principal business office of each of the Reporting Persons is 12 Ang Mo Kio Street 64, #01-01 UE BizHub Central, Singapore 569088.  UECV is an investment holding company.  UEL is a holding company listed on the Singapore Exchange that engages in the business of property development, construction and engineering.  Each of the Reporting Persons is a Singapore company.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 is incorporated by reference herein.

Item 4.	Purpose of Transaction

On March 27, 2013, UECV made mandatory conditional cash offers (“Offers”) to acquire all of the issued Stock Units, at a price of $4.15 per Stock Unit (which was raised to $4.50 per Stock Unit on May 9, 2013), as well as all of the outstanding 2.5% convertible bonds due June 20, 2014 issued by WBL, other than those Stock Units and convertible bonds already owned, controlled or agreed to be acquired by the Reporting Persons and the Concert Party Group (as defined in the Offers documentation). The Offers will be funded by way of the Reporting Persons' internal funds, financing from financial institution(s) and/or the issuance of medium term notes by UEL pursuant to its existing S$500 million multicurrency medium term note program. The Offers were declared unconditional in all respects on May 13, 2013.

SCHEDULE 13D

Page 5 of 7 Pages

The Reporting Persons owned or had agreed to acquire such number of Stock Units carrying more than 50% of the voting rights attributable to the maximum potential stock capital of WBL (assuming conversion of all outstanding convertible bonds excluding those owned by the Reporting Persons and the Concert Party Group and for which valid acceptances have been received) as of May 16, 2013 and, upon settlement of the valid acceptances of the Stock Units, WBL will become a subsidiary of the Reporting Persons. As such, as of May 16, 2013, the Reporting Persons may be deemed to indirectly beneficially own the Shares beneficially owned by WBL. WBL has previously reported its beneficial ownership of the Shares on Schedule 13G, filed October 5, 2005, and then on Schedule 13D, filed on June 12, 2006 and amended on January 31, 2008. These Schedule 13G and Schedule 13D filings by WBL are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a, b) The Reporting Persons may be deemed to share voting and dispositive power over 14,817,052 Shares, which equates to approximately 62.1% of the total number of Shares outstanding (based on 23,846,656 Shares outstanding on April 30, 2013, as reported by the Issuer in its quarterly report on Form 10-Q filed May 8, 2013).  The Reporting Persons share voting and dispositive power over the 14,817,052 Shares with WBL, which amount includes 11,817,052 Shares held by Wearnes Technology (Private) Limited (“WT”) and 3,000,000 Shares held by United Wearnes Technology Pte Ltd (“UWT”).

(c) The response to Item 4 is incorporated by reference herein.  There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d) The response to Item 4 is incorporated by reference herein.  Each of WBL, WT and UWT has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated by reference herein.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:        Joint Filing Agreement

SCHEDULE 13D

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UE CENTENNIAL VENTURE PTE. LTD.

By: United Engineers Limited, its sole owner

By:	/s/ Wong Hein Jee
Name:	Wong Hein Jee
Title:	Chief Financial Officer

UNITED ENGINEERS LIMITED

By:	/s/ Wong Hein Jee
Name:	Wong Hein Jee
Title:	Chief Financial Officer

May 28, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Multi-Fineline Electronix, Inc., dated as of May 28, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

UE CENTENNIAL VENTURE PTE. LTD.

By: United Engineers Limited, its sole owner

By:	/s/ Wong Hein Jee
Name:	Wong Hein Jee
Title:	Chief Financial Officer

UNITED ENGINEERS LIMITED

By:	/s/ Wong Hein Jee
Name:	Wong Hein Jee
Title:	Chief Financial Officer

May 28, 2013